UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

MAGELLAN GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

    559078 100

 (CUSIP Number)

W. Pierce Carson, CEO/Director
2010 A Harbison Drive # 312, Vacaville, CA  95687
                  (707)  884 -3766  ( tel )

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

              July 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    □

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559078 100

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     W. PIERCE CARSON

(2) Check the Appropriate Box if a Member (a) [  ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 23,528,957
Beneficially Owned	(8) Shared Voting Power 0 __
by Each Reporting	(9) Sole Dispositive Power 23,528,957
Person With	(10) Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

21,528,957 shares of Common Stock

2,000,000 shares of Common Stock issuable upon exercise of Options

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)   18.30%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Magellan Gold Corporation, a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive # 312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)     W. Pierce Carson, PO Box 831, Cedar Crest, NM 87008, President of Issuer.

(d) - (f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been ( i ) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Carson acquired shares of common stock in the following transactions:

Effective July 1, 2016, Mr. Carson acquired 8,623,957 shares in exchange for a 15% interest in Gulf + Western Industries, Inc.

On October 26, 2017 Mr. Carson was issued 4,000,000 shares of Common Stock pursuant to a Restricted Stock Award Agreement issued in exchange for Mr. Carson’s services as President and CEO of the Issuer.

On July 24, 2018, Mr. Carson was issued 4,905,000 shares of Common Stock valued at $0.02 per share pursuant to an Agreement to Convert Debt dated July 24, 2018.  Also on July 24, 2018 Mr. Carson was awarded 4,000,000 shares of Common Stock valued at $0.02 per share pursuant to a Restricted Stock Award Agreement (“RSAA”).  1,000,000 of the shares will vest upon the Company completing a milestone, and the remaining 3,000,000 shares are subject to ratable vesting over an 18 month period as set forth in the RSAA.

ITEM 4.  PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Carson for investment.  Mr. Carson reserves the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)At the close of business on July 24, 2018, Mr. Carson would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 23,528,957 shares, consisting of 21,528,957 shares owned individually and an Option to purchase 2,000,000 shares of Common Stock.  The securities represent 18.30% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 122,586,382 shares of common stock issued and outstanding as of the date of this report.

(b) Mr. Carson has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c) Mr. Carson has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e)Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

 None, other than as disclosed in this Report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 3, 2018

  /s/ W. Pierce Carson________________

(Name/Title)